

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Via E-mail
Michael Anthony
President and Chief Executive Officer
Lightman Grant, Inc.
330 Clematis Street,
Suite 217
West Palm Beach, Florida 33401

  Re: Lightman Grant, Inc.
     Registration Statement on Form 10-12(g)
     Filed February 22, 2012
     File No. 0-53995

Dear Mr. Anthony:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

History, page 1

2. Please revise your reference in the third paragraph to "the NASDAQ over the counter market" to disclose specifically whether the stock traded on the OTC BB or another trading service.

3.   Please clarify for us in your response the circumstances under which the company filed a Form 15 less than four months after filing the original Form 10-12g on May 27, 2010, and now has filed another Form 10-12g less than two years later. We note your current disclosure on page 15 that there are 160 shareholders of record, which is almost exactly the same number of shareholders disclosed in the prior Form 10.

Directors and Executive Officers, page 12

4.   Please revise to state, if true, that Mr. Anthony's resignations as officer and director in each case occurred as a result of the sale of the public shell company in question to, and a reverse merger with, a private operating company.

Financial Statements

5.   Please tell us your consideration of ASC 915-10-20 regarding whether you are a development stage company for financial reporting purposes.

6.   Please revise your interim financial statements to include a balance sheet as of April 30, 2011 and an income statement and statement of cash flows for the nine months ended January 31, 2011. Please refer to the guidance in Rule 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director